UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number __________

MCLOUD TECHNOLOGIES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia	7372	[N/A]
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

550-510 Burrard Street
Vancouver, BC V6C 3A8
Telephone: (604) 669-9973
(Address and telephone number of Registrant's principal executive offices)

Russel H. McMeekin

mCloud Technologies Corp.

580 California Street, 12th Floor

San Francisco, CA 94104

Telephone: (866) 420-1781
(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	MCLD	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[ ]  Yes            [X]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

[   ]  Yes            [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[   ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

[   ]

 EXPLANATORY NOTE

mCloud Technologies Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.The Company filed a Registration Statement on Form 40-F (the “Registration Statement”) on September 22, 2021 (File No. 001-40745).

The Company is filing this Amendment No. 1 to the Registration Statement to (i) include additional exhibits, each of which is incorporated by reference in this Registration Statement on Form 40-F and (ii) amend the exhibit references under the heading “Documents Filed Pursuant to General Instructions” and other sections. No other amendment to the Registrant’s Registration Statement is being effected hereto.

 FORWARD LOOKING STATEMENTS

This Amendment No. 1 to the Registration Statement, including the exhibits hereto (collectively, the "Form 40-F") includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation about the Registrant's current expectations, estimates and projections about the future, based on certain assumptions made by the Registrant in light of the Registrant's experience and perception of historical trends. Although the Registrant believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

These forward-looking statements are identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes statements which relate to future events or future financial performance. A number of important factors could cause the Registrant’s actual results to differ materially from those expressed in or implied by any forward-looking statements made by us in this Registration Statement. Readers are cautioned not to place undue reliance on forward-looking statements as the Registrant's actual results may differ materially from those expressed or implied.

The Registrant has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Registrant's ability to compete with other companies that are developing or selling products and services that are competitive with the Registrant’s products and services; the Registrant’s ability to grow its active customer base; the Registrant’s ability to attract and retain key personnel; and anticipated and unanticipated costs.

Although the Registrant believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: additional issuances of the Registrant's shares which could have a significant dilutive effect; the liquidity of the trading market for the Registrant’s common shares; fluctuating market prices of the Registrant’s common shares; the lack of a trading market for the Registrant’s securities, other than its common shares; fluctuations in the Registrant’s quarterly results of operations changes in the economic performance or market valuations of companies in the industry in which the Registrant operates; addition or departure of the Registrant’s executive officers and other key personnel; release or expiration of transfer restrictions on the Registrant’s outstanding common shares; sales or perceived sales of additional common shares of the Registrant; operating and financial performance that vary from the expectations of management, securities analysts and investors; regulatory changes affecting the Registrant’s industry generally and its business and operations; announcements of developments and other material events by the Registrant or its competitors; fluctuations to the costs of vital production materials and services; changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Registrant or its competitors; operating and share price performance of other companies that investors deem comparable to the Registrant or from a lack of market comparable companies; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Registrant’s industry or target markets; and other factors beyond the Registrant's control.

The Registrant cautions that the foregoing list of important factors is not exhaustive. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Form 40-F are made as of the date of this Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Form 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.221, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

Common Shares

The Registrant is hereby registering an unlimited number of its common shares, no par value (the “Common Shares”). The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Registrant either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Registrant, and the distribution of the residual assets of the Registrant in the event of a liquidation, dissolution or winding up of the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Registrant had the following contractual obligations outstanding (expressed in Canadian Dollars):

	Payments due by periods
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease Obligations(1)	$1,955,590	$3,394,804	$2,750,068	$1,303,305	$ 9,403,767
Convertible Debentures - Principal	-	23,457,500	-	-	23,457,500
Convertible Debentures - Interest	2,350,750	1,172,155	-	-	3,522,905
Loans and borrowings - Principal	4,222,410	4,242,950	4,207,417	1,561,450	14,234,228
Loans and borrowings - Interest	743,782	1,071,628	522,659	40,672	2,378,741
Total	$9,272,532	$33,339,037	$7,480,144	$2,905,427	$52,997,141

 (1) Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NASDAQ Stock Market LLC (the “NASDAQ Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Rule 5615(a)(3), the Registrant will disclose on its website, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1*	News Release, dated January 14, 2020

99.2*	Documents Affecting Rights of Securityholders, dated January 14, 2020

99.3*	Documents Affecting Rights of Securityholders, dated January 14, 2020

99.4*	Material Change Report, dated January 14, 2020

99.5*	Report of Exempt Distribution, dated January 14, 2020

99.6*	Material Contracts, dated January 14, 2020

99.7*	News Release, dated January 27, 2020

99.8*	News Release, dated January 27, 2020

99.9*	Report of Exempt Distribution, dated January 27, 2020

99.10*	Material Change Report, dated January 27, 2020

99.11*	Material Change Report, dated January 27, 2020

99.12*	Documents Affecting Rights of Securityholders, dated January 27, 2020

99.13*	Documents Affecting Rights of Securityholders, dated January 27, 2020

99.14*	News Release, dated February 10, 2020

99.15*	News Release, dated February 10, 2020

99.16*	News Release, dated February 10, 2020

99.17*	News Release, dated February 20, 2020

99.18*	Documents Affecting Rights of Securityholders, dated March 5, 2020

99.19*	News Release, dated March 16, 2020

99.20*	Amended and Restated Management's Discussion and Analysis for the three and nine months ended September 30, 2019

99.21*	News Release, dated March 19, 2020

99.22*	Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2019

99.23*	52-109FV2 - Certification of interim filings - CEO, dated March 19, 2020

99.24*	52-109FV2 - Certification of interim filings - CFO, dated March 19, 2020

99.25*	News Release, dated March 22, 2020

99.26*	News Release, dated March 24, 2020

99.27*	Material Contracts, filed March 31, 2020

99.28*	Material Contracts, filed March 31, 2020

99.29*	Material Contracts, filed March 31, 2020

99.30*	Material Contracts, filed March 31, 2020

99.31*	Other (Business acquisition report - English), dated April 15, 2020

99.32*	Prospectus, dated April 17, 2020

99.33*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 17, 2020

99.34*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 17, 2020

99.35*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 17, 2020

99.36*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 17, 2020

99.37*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 17, 2020

99.38*	News Release, dated April 17, 2020

99.39*	(Decision Document (Final) - English), dated April 20, 2020

99.40*	Other (Qualification certificate - English), dated April 22, 2020

99.41*	News Release, dated April 23, 2020

99.42*	Prospectus, filed April 23, 2020

99.43*	(Decision Document (Preliminary) - English), dated April 24, 2020

99.44*	News Release, dated April 28, 2020

99.45*	Material Change Report, dated April 17, 2020 (filed April 28, 2020)

99.46*	Other (Business acquisition report - English) dated April 28, 2020

99.47*	Prospectus, filed April 28, 2020

99.48*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 28, 2020

99.49*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 28, 2020

99.50*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 28, 2020

99.51*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 28, 2020

99.52*	Other (Non-issuer's submission to jurisdiction and appointment of agent - English), dated April 28, 2020

99.53*	(Final Receipt - English), dated April 28, 2020

99.54*	Decision Document (First Amendment to Final) - English), dated April 28, 2020

99.55*	Prospectus Supplement, dated April 29, 2020

99.56*	News release, dated April 30, 2020

99.57*	News release, dated May 6, 2020

99.58*	News release, dated May 19, 2020

99.59*	News release, dated May 26, 2020

99.60*	Other (52-109FV2 - Certification of interim filings - CEO (E) - English), dated May 26, 2020

99.61*	Management's Discussion and Analysis for the year ended December 31, 2019

99.62*	Other (52-109FV1 - Certification of interim filings - CFO (E) - English), dated May 26, 2020

99.63*	Other (52-109FV1 - Certification of interim filings - CEO (E) - English), dated May 26, 2020

99.64*	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019

99.65*	Management's Discussion and Analysis for the year ended March 31, 2020

99.66*	Other (52-109FV2 - Certification of interim filings - CFO (E) - English), dated May 26, 2020

99.67*	News release, dated May 26, 2020

99.68*	Financial Statements

99.69*	Consolidated Financial Statements for the year ended December 31, 2019 and 2018

99.70*	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee)

99.71*	News release, dated May 26, 2020

99.72*	News release, dated June 15, 2020

99.73*	Annual Information Form

99.74*	Other (52-109F1-AIF - Certification of filings with voluntarily filed AIF - CFO(E))

99.75*	Other (52-109F1-AIF - Certification of filings with voluntarily filed AIF - CEO(E))

99.76*	News release, dated June 24, 2020

99.77*	Consolidated Financial Statements for the year ended December 31, 2019 and 2018

99.78*	Other (52-109F1R - Certification of refiled annual filings - CFO (E))

99.79*	Other (52-109F1R - Certification of refiled annual filings - CEO (E))

99.80*	Other (52-109F2R - Certification of refiled interim filings - CFO (E))

99.81*	Other (52-109F2R - Certification of refiled interim filings - CEO (E))

99.82*	News release, dated June 25, 2020

99.83*	Material report, dated June 25, 2020

99.84*	Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2020 and 2019

99.85*	Amended Management’s Discussion And Analysis for the three months ended March 31, 2020

99.86*	Marketing Materials

99.87*	Other (Qualification Certificate), dated June 25, 2020

99.88*	Prospectus, dated June 25, 2020

99.89*	Marketing Materials

99.90*	News release, dated June 26, 2020

99.91*	News release, dated June 26, 2020

99.92*	Other (Underwriting or agency agreements (or amendment thereto)), dated June 26, 2020

99.93*	Marketing Materials

99.94*	Prospectus, dated June , 2020

99.95*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated June 26, 2020

99.96*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated June 26, 2020

99.97*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated June 26, 2020

99.98*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated June 26, 2020

99.99*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated June 26, 2020

99.100*	News release, dated July 6, 2020

99.101*	News release, dated July 8, 2020

99.102*	Material change report, dated July 8, 2020

99.103*	Material contracts

99.104*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated July 13, 2021

99.105*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated July 13, 2021

99.106*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated July 13, 2021

99.107*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated July 13, 2021

99.108*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated July 13, 2021

99.109*	Prospectus, dated July 13, 2020

99.110*	News release, dated July 16, 2020

99.111*	Material change report, dated July 17, 2020

99.112*	News release, dated July 28, 2020

99.113*	News release, dated August 4, 2020

99.114*	Management's Discussion and Analysis for the three and six months ended June 30, 2020

99.115*	Unaudited Condensed Consolidated Financial Statements for the three months and six months ended June 30, 2020 and 2019

99.116*	Other (52-109FV2 - Certification of interim filings - CFO (E)), dated August 13, 2020

99.117*	Other (52-109FV2 - Certification of interim filings - CEO (E)), dated August 13, 2020

99.118*	News Release, dated August 13, 2020

99.119*	News Release, dated August 25, 2020

99.120*	News Release, dated September 8, 2020

99.121*	News Release, dated September 8, 2020

99.122*	News Release, dated October 1, 2020

99.123*	Notice of Meeting and Record Date, dated October 2, 2020

99.124*	News Release, dated October 13, 2020

99.125*	Material change report, dated October 26, 2020

99.126*	News Release, dated November 2, 2020

99.127*	News Release, dated November 10, 2020

99.128*	Management's Discussion and Analysis for the three and nine months ended September 30, 2020

99.129*	Unaudited Condensed Consolidated Financial Statements for the three months and nine months ended September 30, 2020 and 2019

99.130*	Other (52-109FV2 - Certification of interim filings - CFO (E)), dated November 12, 2020

99.131*	Other (52-109FV2 - Certification of interim filings - CEO (E)), dated November 12, 2020

99.132*	News Release, dated November 12, 2020

99.133*	Notice of the Meeting and Record Dated (amended), dated November 18, 2020

99.134*	Notice of Meeting, dated December 1, 2020

99.135*	Management Information Circular, dated December 1, 2020

99.136*	Form of Proxy, dated December 1, 2020

99.137*	Other (Request for Financials), dated December 4, 2020

99.138*	Other (Voting Instruction Form), dated December 4, 2020

99.139*	Form of Proxy, dated December 4, 2020

99.140*	News Release, dated December 7, 2020

99.141*	News Release, dated December 22, 2020

99.142*	News Release, dated January 4, 2021

99.143*	News Release, dated January 22, 2021

99.144*	News Release, dated February 2, 2021

99.145*	News Release, dated February 3, 2021

99.146*	News Release, dated February 16, 2021

99.147*	News Release, dated February 24 , 2021

99.148*	News Release, dated March 2, 2021

99.149*	News Release, dated March 8, 2021

99.150*	News Release, dated March 23, 2021

99.151*	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee), dated March 23, 2021

99.152*	Audited Consolidated Financial Statements for the year ended December 31, 2020 and 2019

99.153*	Management's Discussion and Analysis for the year ended December 31, 2020

99.154*	52-109FV1 - Certification of annual filings - CFO (E), dated March 23, 2021

99.155*	52-109FV1 - Certification of annual filings - CEO (E), dated March 23, 2021

99.156*	On Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee), dated March 23, 2021

99.157*	News Release, dated March 24, 2021

99.158*	News Release, dated March 26, 2021

99.159*	News Release, dated April 8, 2021

99.160*	Marketing materials, dated April 8, 2021

99.161*	News Release, dated April 9, 2021

99.162*	Marketing materials, dated April 9, 2021

99.163*	Annual Information Form, dated April 12, 2021

99.164*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated April 12, 2021

99.165*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated April 12, 2021

99.166*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated April 12, 2021

99.167*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated April 12, 2021

99.168*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated April 12, 2021

99.169*	Marketing materials, dated April 12, 2021

99.170*	Draft Prospectus Supplement, dated April 12, 2021

99.171*	Other (52-109F1-AIF - Certification of filings with voluntarily filed AIF - CFO (E)), dated April 12, 2021

99.172*	Other (52-109F1-AIF - Certification of filings with voluntarily filed AIF - CEO (E)), dated April 12, 2021

99.173*	Prospectus Supplement, dated April 13, 2021

99.174*	Other (Underwriting or agency agreements (or amendment thereto)), dated April 13, 2021

99.175*	News Release, dated April 15, 2021

99.176*	Documents Affecting Rights of Securityholders, April 16, 2021

99.177*	Material Change Report, dated April 16, 2021

99.178*	News Release, dated April 20, 2021

99.179*	News Release, dated April 21, 2021

99.180*	News Release, dated April 23, 2021

99.181*	News Release, dated May 3, 2021

99.182*	News Release, dated May 5, 2021

99.183*	News Release, dated May 11, 2021

99.184*	News Release, dated May 12, 2021

99.185*	News Release, dated May 17, 2021

99.186*	News Release, dated May 18, 2021

99.187*	News Release, dated May 25, 2021

99.188*	Management's Discussion and Analysis for the three months ended March 31, 2021

99.189*	Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2021

99.190*	Other (52-109FV2 - Certification of interim filings - CFO (E)), dated May 25, 2021

99.191*	Other (52-109FV2 - Certification of interim filings - CEO (E)), dated May 25, 2021

99.192*	News Release, dated June 8, 2021

99.193*	News Release, dated June 9, 2021

99.194*	News Release, dated June 15, 2021

99.195*	News Release, dated June 23, 2021

99.196*	News Release, dated July 12, 2021

99.197*	News Release, dated July 13, 2021

99.198*	News Release, dated July 15, 2021

99.199*	News Release, dated July 20, 2021

99.200*	Material Change Report, dated July 21, 2021

99.201*	News Release, dated August 3, 2021

99.202*	Prospectus (non pricing) supplement (other than ATM), dated August 12, 2021

99.203*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated August 12, 2021

99.204*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated August 12, 2021

99.205*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated August 12, 2021

99.206*	Other (Non-issuer's submission to jurisdiction and appointment of agent), dated August 12, 2021

99.207*	Management's Discussion and Analysis for the three and six months ended June 30, 2021

99.208*	Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2021

99.209*	News Release, dated August 16, 2021

99.210*	Other (52-109FV2 - Certification of interim filings - CEO (E)), dated August 16, 2021

99.211*	Other (52-109FV2 - Certification of interim filings - CFO (E)), dated August 16, 2021

99.212*	News Release, dated August 17, 2021

99.213*	News Release, dated August 31, 2021

99.214*	News Release, dated September 14, 2021

99.215	News Release, dated October 13, 2021

99.216	Notice of Meeting and Record Date, dated October 29, 2201

99.217	News Release, November 9, 2021

99.218	New Release, November 17, 2021

99.219	Consent of KPMG LLP

99.220	Consent of MNP LLP

99.221	Consent of PricewaterhouseCoopers LLP

99.222	Nasdaq Cert

* Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.

By:	/s/ Russel H. McMeekin
Name:	Russel H. McMeekin
Title:	Chief Executive Officer, President and Director (Principal Executive Officer)

Date: November 22, 2021